

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2020

Nick Bhargava
Executive Vice President
GROUNDFLOOR REAL ESTATE 1, LLC
600 Peachtree Street, Suite 810
Atlanta, GA 30308

> **Re: GROUNDFLOOR REAL ESTATE 1, LLC**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed May 27, 2020**
> **File No. 024-11094**

Dear Mr. Bhargava:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Offering Statement on Form 1-A

General

1. We note you have updated your disclosure to include your December 31, 2019 financial statements. Please revise your disclosure to include an updated Management's Discussion & Analysis which addresses the updated financial periods, including the impact of the COVID-19 epidemic, as applicable. In this regard, please revise to address material changes in line items, such as the significant decreases in financing and investing activities compared to 2018.

2. Additionally, please revise to distinguish between Groundfloor Real Estate, Groundfloor Finance, and other subsidiaries of the parent company. For example, clarify the extent to which management differs between the entities, and explain how management determines whether Groundfloor Finance, Groundfloor Real Estate, or another subsidiary is chosen to perform a given portion of your core operations, such as managing your platform and

portfolio, issuing LROs, providing warehouse financing, evaluating development projects, etc. Consider providing a graphic that identifies the principal entities and their relationships with each other as well as developers and investors in equity and LRO offerings under Regulation A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn, Esq.